Filed pursuant to Rule 424(b)(2)
Registration No. 333-229494 and 333-229494-01

The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 16, 2020

PRELIMINARY PRICING SUPPLEMENT

(to Prospectus dated February 1, 2019)

$

Jefferies Group LLC

Senior Fixed Rate 20-Year Step-Up Callable Notes due June 25, 2040

We have the right to redeem the Notes, in whole or in part, on the Optional Redemption Date. Subject to our redemption right, the amount of interest payable on the Notes will be (i) 4.00% from and including the Original Issue Date to, but excluding, June 25, 2030, and (ii) 6.00% from and including June 25, 2030 to, but excluding, the stated maturity date (June 25, 2040). All payments on the Notes, including the repayment of principal, are subject to the credit risk of Jefferies Group LLC.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary.

Title of the Notes:	Senior Fixed Rate 20-Year Step-Up Callable Notes due June 25, 2040.

Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	$1,000 per Note (100%)

Pricing Date:	June , 2020

Original Issue Date:	June 25, 2020 ( Business Days after the Pricing Date)

Maturity Date:	June 25, 2040, subject to our redemption right.

Interest Accrual Date:	June 25, 2020

Interest Rate:	4.00%, from and including the Original Issue Date to, but excluding, June 25, 2030.

6.00%, from and including June 25, 2030 to, but excluding, June 25, 2040.

Interest Payment Period:	Semi-annual (from and including the 25th calendar day of each June and December to, but excluding, the 25th calendar day of the month occurring six months following such month, beginning June 25, 2020)

Interest Payment Dates:	The 25th calendar day of each June and December, beginning December 25, 2020.

Day-Count Convention:	30/360 (ISDA). Please see “The Notes” below.

Redemption:	We will have the right to redeem the Notes, in whole or in part, on the Optional Redemption Date and pay to you 100% of the stated principal amount per Note plus accrued and unpaid interest to, but excluding, such Optional Redemption Date. If we elect to redeem the Notes, we will give you notice at least 5 Business Days before the date of such redemption.

Optional Redemption Date:	June 25, 2030

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JDK1 / US47233JDK16

Book-entry or Certificated Note:	Book-entry

Business Day:	New York. If any Interest Payment Date, any Optional Redemption Date or the Maturity Date occurs on a day that is not a Business Day, any payment owed on such date will be postponed as described in “The Notes” below.

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Trustee:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-2 of this pricing supplement.

	PER NOTE		TOTAL
Public Offering Price	100%		$
Underwriting Discounts and Commissions		%	$
Proceeds to Jefferies Group LLC (Before Expenses)		%	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about June 25, 2020 against payment in immediately available funds.

Jefferies

Pricing supplement dated                     , 2020.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 1, 2019	Prospectus dated February 1, 2019

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplements. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2019 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 29, 2020, as amended by our Form 10-K/A, filed with the SEC on March 27, 2020 (the “Annual Report on Form 10-K”) and in our Quarterly Report on Form 10-Q for the quarterly period ended February 29, 2020 filed with the SEC on April 8, 2020. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES

The Notes offered are our debt securities. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement dated February 1, 2019 called “Description of Notes,” subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

If any Interest Payment Date, any Optional Redemption Date or the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant Interest Payment Period.

“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K, you should consider carefully the following factors before deciding to purchase the Notes.

Risks Associated with the Offering

We may redeem the Notes, in which case you will receive no further interest payments.

We retain the option to redeem the Notes, in whole or in part, on the Optional Redemption Date on at least 5 Business Days’ prior notice. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

The price at which the Notes may be resold may be substantially less than the amount for which they were originally purchased.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads and (iii) time remaining to maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Jefferies LLC would be willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that will be included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Jefferies LLC, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes will not be listed on any securities exchange and secondary trading may be limited.

The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. Jefferies LLC may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily, and any redemption by us in part but not in whole may further reduce any liquidity in the Notes that may exist at that time. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies LLC is willing to transact. If at any time Jefferies LLC were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. You will have no right to require us to redeem the Notes prior to their maturity on June 25, 2040. Accordingly, you should be willing to hold your Notes to maturity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion supplements the discussion in the prospectus supplement dated February 1, 2019 under the heading “United States Federal Taxation” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement dated February 1, 2019) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

In the opinion of Sidley Austin LLP, as of the Original Issue Date, the notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on June 25, 2030, and therefore the notes should be treated as maturing on such date for OID purposes. This assumption is made solely for purposes of determining whether the notes are issued with OID for U.S. federal income tax purposes and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the increase in the interest rate then, solely for OID purposes, the notes will be deemed to be reissued at their adjusted issue price on June 25, 2030. This deemed issuance should not give rise to taxable gain or loss to U.S. Holders.

Under this approach, interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. Holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder. The deductibility of capital losses is subject to significant limitations. See “United States Federal Taxation—U.S. Holders—Payments of Stated Interest” and “United States Federal Taxation—U.S. Holders—Discount Notes—Notes Subject to Early Redemption” in the prospectus supplement dated February 1, 2019.

Prospective purchasers are urged to consult their own tax advisors regarding the federal, state, local and other tax consequences to them of an investment in the Notes.

The discussion in the preceding paragraphs under “Material United States Federal Income Tax Consequences,” and, notwithstanding anything to the contrary contained therein, the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement dated February 1, 2019, insofar as such discussions purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $         per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this prospectus from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We may deliver the Notes against payment therefor in New York, New York on a date that is more than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from the Pricing Date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

None of this pricing supplement, the accompanying prospectus or the prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below).

Prohibition of Sales to EEA and United Kingdom Retail Investors—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

This pricing supplement, the accompanying prospectus and the prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA or in the United Kingdom will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the prospectus supplement may only do so with respect to Qualified Investors. Neither the issuers nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, of Jefferies Group LLC and subsidiaries incorporated herein by reference to the Annual Report on Form 10-K, and the effectiveness of Jefferies Group LLC and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.

Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements of Jefferies Finance LLC and Subsidiaries incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Berkadia Commercial Mortgage Holding LLC as of December 31, 2019 and December 31, 2018 and for the years then ended incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K/A for the year ended November 30, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$

Jefferies Group LLC

Senior Fixed Rate 20-Year Step-Up Callable Notes due

June 25, 2040

PRICING SUPPLEMENT

                    , 2020